News Release

Enrico Vellano Appointed to PartnerRe’s Board - Succeeding John Elkann

PEMBROKE, Bermuda, February 18, 2021 - PartnerRe Ltd. today announced that Enrico Vellano has been appointed to its Board of Directors, succeeding John Elkann as Exor's representative, effective February 18, 2021.

Mr. Vellano is the Chief Financial Officer of Exor. He started his working experience in 1997 at IFIL, the investment company controlled by the Agnelli Family and since that time, has held increasingly relevant positions until he was named Chief Financial Officer in 2006.

Commenting on the appointment, John Elkann, Chairman and Chief Executive of Exor, the owner of PartnerRe, said: “It has been my privilege to serve on the Board of PartnerRe Ltd. for the past 5 years. Under the leadership of Brian Dowd as Chairman and Jacques Bonneau as President and CEO, PartnerRe is in excellent shape for the next phase of its development: the recent appointments both at the Board level and in the management team have strengthened the Company, which now boasts a very deep pool of experience, insight and talent.

“Enrico Vellano has been closely involved in all aspects of our investment in PartnerRe since the very beginning and I’m delighted that he is succeeding me on the Board in a further signal of our long-term commitment to the Company and its independent strategy.”

The PartnerRe Board comprises five directors of which three are fully independent from the Company.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At September 30, 2020 total assets were $26.6 billion, total capital was $9.1 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

News Release

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz